Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
FOR IMMEDIATE RELEASE
May 4, 2009
NYSE Symbol: CPK
CHESAPEAKE UTILITIES CORPORATION ANNOUNCES INCREASED EARNINGS
FOR THE QUARTER ENDED MARCH 31, 2009
-	The Company reports a 13-percent increase in net income for the quarter

-	Strong cash flow leads to $23.2 million reduction in short-term debt
Dover, Delaware — Chesapeake Utilities Corporation (NYSE: CPK) today announced a 13-percent increase in net income for the quarter ended March 31, 2009, compared to the same period in 2008. Net income for the quarter ended March 31, 2009, was $8.6 million, or $1.24 per share (diluted), an increase of $1.0 million, or $0.14 per share (diluted), compared to $7.6 million, or $1.10 per share (diluted), for the same period in 2008. The increased earnings reflect the improved financial performance of the propane distribution and natural gas marketing subsidiaries, customer growth, and the impact of colder weather on the Delmarva Peninsula.
The discussions of the results for the periods ended March 31, 2009 and 2008, use the term “gross margin,” which is a non-Generally Accepted Accounting Principle financial measure that management uses to evaluate the performance of the Company’s business segments. For an explanation of the calculation of “gross margin,” see the footnote to the Supplemental Income Statement Data chart below.
“Our first quarter results reflect the continued strong performance of our core business segments, as the operating and financial performance of our propane and natural gas operations remained strong and provided cash flow to allow us to pay down $23.2 million in short-term debt,” stated John R. Schimkaitis, President and Chief Executive Officer of Chesapeake Utilities Corporation. “As the year proceeds, we look forward to completing our merger with Florida Public Utilities Company and using this combination to supplement the solid fundamentals of our existing core gas distribution and propane operations.”
Highlights for the first quarter and year-to-date 2009 included:
•	On April 20, 2009, the Company announced a definitive merger agreement with Florida Public Utilities Company. The merger, which is subject to various regulatory and shareholder approvals, is expected to close before the end of 2009, and is projected to be neutral to slightly accretive to earnings in 2010 and meaningfully accretive in 2011.

•	The Company’s propane distribution operations increased gross margin by $1.4 million over the same period last year, benefiting from a lower inventory price per gallon, which was attributable to the decline in propane prices coupled with propane inventory write-downs of $800,000 in the second-half of 2008.

•	Colder weather on the Delmarva Peninsula contributed approximately $1.0 million in additional gross margin during the current quarter compared to the same period in 2008.

•	Increased margins from spot sales on the Delmarva Peninsula and enhancements in sales contract terms for the Company’s natural gas marketing subsidiary provided for a period-over-period increase of $913,000 in its gross margin.

•	In February 2009, the Company’s natural gas transmission subsidiary, Eastern Shore Natural Gas Company (“ESNG”), entered into two separate firm transportation service agreements with an industrial customer that will provide such service through October 31, 2012. The Company estimates that it will recognize an additional gross margin of $754,000 in 2009, of which $118,000 was recognized during the first quarter, and annualized gross margin of approximately $1.1 million through the term of these agreements.

•	On March 13, 2009, the Federal Energy Regulatory Commission authorized ESNG to construct the remaining facilities of its multi-year system expansion project. These facilities, which are expected to be placed into service on November 1, 2009, will provide 7,200 dekatherms (“Dts”) of additional, fully-subscribed, long-term, firm service capacity and will permit ESNG to earn additional annualized gross margin of approximately $1.0 million.

•	Strong operating cash flow during the quarter enabled the Company to reduce short-term debt by $23.2 million to $9.8 million, while also investing $4.1 million in property, plant and equipment to support current and future customer growth.
Comparative results for the quarters ended March 31, 2009 and 2008
Operating income increased by $1.9 million, or 14 percent, to $16.0 million for the first quarter of 2009, compared to $14.1 million for the same period in 2008, as gross margin increased by $4.0 million, or 14 percent, compared to the first quarter of 2008. The increases in operating income and gross margin were driven primarily by improved results for the natural gas and propane segments, partially offset by lower operating results for the advanced information services segment.
Natural Gas Operations
For the first quarter of 2009, natural gas operating income rose by $48,000 over the same period in 2008. Gross margin for the first quarter of 2009 grew by $1.7 million over 2008, but this increase was almost completely offset with higher operating expenses. Factors contributing to the period-over-period increase in gross margin included:

(in thousands)

Gross margin for the three months ended March 31, 2008	$19,611

Items impacting gross margin for the three months ended March 31, 2009:
Natural gas marketing	913
Increased transportation services and customer growth	767
Weather	455
Increased customer consumption	105
Other	94
Changes in rate structures	(398)
Decreased interruptible services, net of margin sharing	(264)

Gross margin for the three months ended March 31, 2009	$21,283

•	The natural gas marketing subsidiary experienced an increase of $913,000 in gross margin due to increased spot sales on the Delmarva Peninsula and enhanced sales contract terms. Spot sales are opportunistic transactions, the future availability of which are dependent upon market conditions.

•	The natural gas segment realized strong customer growth and secured additional firm transportation service contracts, which added $767,000 to gross margin during the first quarter of 2009 compared to the same quarter in 2008. This growth was partially due to additional long-term transportation contracts implemented by ESNG in November 2008 and February 2009, which contributed $365,000 to gross margin. The natural gas distribution operations also experienced growth as an increase in the number of customers served contributed $335,000 to gross margin.

•	Weather contributed to the increase in gross margin in the first quarter of 2009, as temperatures on the Delmarva Peninsula were 10 percent colder compared to the same period in 2008. The Company estimates that these colder temperatures contributed approximately $455,000 to gross margin.

•	The Company estimates that customer consumption, which increased in the first quarter of 2009 compared to the same period in 2008, contributed $105,000 to gross margin.

•	Gross margin on firm customers for the Delaware Division decreased in the first quarter by approximately $398,000, compared to the same period in 2008, as a result of the new rate structure approved by the Delaware Public Service Commission in the third quarter of 2008. The new rate structure allows a greater portion of the revenue requirements to be collected through non-volume based charges and provides less volatility in gross margin based on weather. Compared to the previous rate structure, this resulted in a reduction in margin during the first quarter of 2009, but will represent an increase in margin during non-heating periods.

•	Interruptible margins decreased by $264,000 in the first quarter of 2009, mainly as a result of the reduced prices of alternative fuels and the switch to firm service by a majority of the Delaware Division’s interruptible customers in 2008 following the conclusion of the Delaware Division’s base rate case.
Other operating expenses for the natural gas segment increased by $1.6 million, or 18 percent, in the first quarter of 2009. This increase is attributed to the following: (1) higher depreciation expense, asset removal costs and property taxes associated with the Company’s continued capital investments; (2) higher payroll and benefits costs due primarily to salary adjustments that became effective January 1, 2009 as a result of a compensation survey completed in the fourth quarter of 2008, annual salary increases, and additional staffing levels to support continued growth; and (3) a higher allowance for uncollectible accounts in response to overall economic conditions.
Propane Operations
The propane segment’s operating income for the quarter increased by $2.0 million, or 59 percent, as a $2.6 million increase in gross margin was partially offset by an increase in operating expenses of $583,000 compared to the same period in the prior year. Factors contributing to the period-over-period increase in gross margin included:

(in thousands)

Gross margin for the three months ended March 31, 2008	$8,087

Items impacting gross margin for the three months ended March 31, 2009:
Increases in margin per retail gallon	1,363
Increased volumes	670
Weather	584
Wholesale propane sales	126
Miscellaneous fees	54
Other	23
Wholesale marketing and sales	(216)

Gross margin for the three months ended March 31, 2009	$10,691

•	Gross margin increased by $1.4 million in the first quarter of 2009, compared to the same period in 2008, because of higher retail unit margins resulting from a sharp decline in propane costs. Gross margin in the first quarter of 2009 was aided by propane inventory write-downs of approximately $800,000 during the second-half of 2008, which resulted in a lower inventory price per gallon.

•	The Company’s propane distribution operations experienced higher non-weather-related volumes sold during the first quarter of 2009, which expanded gross margin by $670,000. Factors contributing to the increase in gallons sold were the timing of propane deliveries to certain customers and approximately 380 additional Community Gas Systems customers.

•	The Company estimates that colder weather during the first quarter of 2009 contributed an additional $584,000 in gross margin for the Delmarva propane distribution operation.

•	Wholesale volumes increased by 1.2 million gallons in the first quarter of 2009, which resulted in a gross margin increase of $126,000.

•	Decreased price volatility in the propane wholesale market during the period resulted in fewer market opportunities for the Company’s wholesale marketing operation, which led to a $216,000 gross margin decrease compared to the first quarter of 2008.
Operating expenses for the propane segment increased by $583,000, or 13 percent, for the first quarter of 2009 compared to the first quarter of 2008. The higher costs were due primarily to higher incentive compensation related to increased earnings, payroll and benefit costs, and a higher allowance for uncollectible accounts associated with increased revenues and the overall economic conditions.
Advanced Information Services
The advanced information services segment experienced an operating loss of $112,000 in the first quarter of 2009, compared to operating income of $38,000 during the first quarter of 2008. The period-over-period decrease reflects lower consulting revenues as the operation experienced a 27-percent reduction in the number of billable hours, attributable to the current economic conditions. On March 16, 2009, the Company instituted layoffs and other cost-containment actions that are estimated to offset the decline in revenues and reduce costs by $851,000 for the remainder of 2009.
Interest Expense
Interest expense for the first quarter of 2009 increased by $49,000, or three percent, compared to the same period in 2008. The higher interest expense was due primarily to an increase of approximately $23.2 million in average outstanding long-term debt, partially offset by a decrease of $13.9 million in the Company’s average short-term borrowing coupled with a reduction of 2.3 percent in weighted average interest rates on such borrowings.

Chesapeake Utilities Corporation and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)
(in Thousands, Except Shares and Per Share Data)

For the Three Months Ended March 31,	2009	2008

Operating Revenues	$104,479	$100,274
Operating Expenses
Cost of sales, excluding costs below	71,222	70,981
Operations	12,359	10,769
Maintenance	615	485
Depreciation and amortization	2,384	2,203
Other taxes	1,933	1,795

Total operating expenses	88,513	86,233

Operating Income	15,966	14,041
Other income, net of other expenses	33	17
Interest charges	1,642	1,593

Income Before Income Taxes	14,357	12,465
Income taxes	5,764	4,891

Net Income	$8,593	$7,574

Weighted-average common shares outstanding:
Basic	6,832,675	6,795,309
Diluted	6,943,129	6,907,124

Earnings Per Share of Common Stock:
Basic	$1.26	$1.11
Diluted	$1.24	$1.10

Chesapeake Utilities Corporation and Subsidiaries
Supplemental Income Statement Data (Unaudited)
(in Thousands, Except Heating Degree Data)

For the Three Months Ended March 31,	2009	2008

Gross Margin (1)
Natural Gas	$21,283	$19,611
Propane	10,691	8,087
Advanced Information Services	1,434	1,710
Other	(151)	(115)

Total Gross Margin	$33,257	$29,293

Operating Income
Natural Gas	$10,517	$10,469
Propane	5,465	3,444
Advanced Information Services	(112)	38
Other	96	90

Total Operating Income	$15,966	$14,041

Heating Degree-Days — Delmarva Peninsula
Actual	2,453	2,222
10-year average (normal)	2,306	2,270

(1)	“Gross margin” is determined by deducting the cost of sales from operating revenue. Cost of sales includes the purchased gas cost for natural gas and propane and the cost of labor spent on direct revenue-producing activities. Gross margin should not be considered an alternative to operating income or net income, which is determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Chesapeake believes that gross margin, although a non-GAAP measure, is useful and meaningful to investors as a basis for making investment decisions. It provides investors with information that demonstrates the profitability achieved by the Company under its allowed rates for regulated operations and under its competitive pricing structure for non-regulated segments. Chesapeake’s management uses gross margin in measuring its business units’ performance and has historically analyzed and reported gross margin information publicly. Other companies may calculate gross margin in a different manner.

Chesapeake Utilities Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
(in Thousands, Except Shares and Per Share Data)

	March 31,	December 31,
Assets	2009	2008

Property, Plant and Equipment
Natural gas	$317,954	$316,125
Propane	52,144	51,827
Advanced information services	1,454	1,439
Other plant	10,875	10,816

Total property, plant and equipment	382,427	380,207
Less: Accumulated depreciation and amortization	(103,606)	(101,018)
Plus: Construction work in progress	2,602	1,482

Net property, plant and equipment	281,423	280,671

Investments	1,473	1,601

Current Assets
Cash and cash equivalents	3,277	1,611
Accounts receivable (less allowance for uncollectible accounts of $1,324 and $1,159, respectively)	43,103	52,905
Accrued revenue	5,754	5,168
Propane inventory, at average cost	3,388	5,711
Other inventory, at average cost	1,447	1,479
Regulatory assets	295	826
Storage gas prepayments	3,320	9,492
Income taxes receivable	1,098	7,443
Deferred income taxes	3,836	1,578
Prepaid expenses	3,272	4,679
Mark-to-market energy assets	453	4,482
Other current assets	146	147

Total current assets	69,389	95,521

Deferred Charges and Other Assets
Goodwill	674	674
Other intangible assets, net	161	164
Pension	0	0
Long-term receivables	480	533
Regulatory assets	2,716	2,806
Other deferred charges	3,854	3,825

Total deferred charges and other assets	7,885	8,002

Total Assets	$360,170	$385,795

Chesapeake Utilities Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
(in Thousands, Except Shares and Per Share Data)

	March 31,	December 31,
Capitalization and Liabilities	2009	2008

Capitalization
Stockholders’ equity
Common Stock, par value $0.4867 per share (authorized 12,000,000 shares)	$3,329	$3,323
Additional paid-in capital	67,198	66,681
Retained earnings	63,319	56,817
Accumulated other comprehensive loss	(3,674)	(3,748)
Deferred compensation obligation	1,567	1,549
Treasury stock	(1,567)	(1,549)

Total stockholders’ equity	130,172	123,073

Long-term debt, net of current maturities	86,358	86,422

Total capitalization	216,530	209,495

Current Liabilities
Current portion of long-term debt	6,656	6,656
Short-term borrowing	9,800	33,000
Accounts payable	28,537	40,202
Customer deposits and refunds	7,681	9,534
Accrued interest	2,163	1,024
Dividends payable	2,086	2,082
Accrued compensation	1,702	3,305
Regulatory liabilities	8,615	3,227
Mark-to-market energy liabilities	317	3,052
Other accrued liabilities	3,108	2,969

Total current liabilities	70,665	105,051

Deferred Credits and Other Liabilities
Deferred income taxes	39,237	37,720
Deferred investment tax credits	225	235
Regulatory liabilities	844	875
Environmental liabilities	486	511
Other pension and benefit costs	7,418	7,335
Accrued asset removal cost	20,901	20,641
Other liabilities	3,864	3,932

Total deferred credits and other liabilities	72,975	71,249

Total Capitalization and Liabilities	$360,170	$385,795

Matters discussed in this release may include forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements. Please refer to the Cautionary Statement in the Company’s report on Form 10-K for further information on the risks and uncertainties related to the Company’s forward-looking statements.
Chesapeake Utilities Corporation is a diversified utility company engaged in natural gas distribution, transmission and marketing, propane gas distribution and wholesale marketing, advanced information services and other related services. Information about Chesapeake’s businesses is available on the World Wide Web at www.chpk.com.
# # #
For more information, contact:
Beth W. Cooper
Senior Vice President & Chief Financial Officer
302.734.6799

IMPORTANT INFORMATION:
Additional Information and Where to Find It
In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.
Participants in the Solicitation
Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.